Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:
Net income (a)	$1,016	$842	$695	$681	$772
Preferred security dividend requirements	18	14	2	2	29
Less undistributed income (loss) of equity method investments		3	2	(1)	(5)
Income taxes	270	268	128	196	162
Total fixed charges as below (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	495	476	505	519	494

Total earnings	$1,799	$1,597	$1,328	$1,399	$1,462

Fixed charges, as defined:
Interest on long-term debt	$522	$482	$465	$491	$417
Interest on short-term debt and other interest	35	13	29	20	25
Amortization of debt discount, expense and premium - net	8	11	23	8	41
Estimated interest component of operating rentals	21	29	32	34	45
Preferred securities distributions of subsidiaries on a pre-tax basis	23	24	5	5	45

Total fixed charges (b)	$609	$559	$554	$558	$573

Ratio of earnings to fixed charges	3.0	2.9	2.4	2.5	2.6
Ratio of earnings to combined fixed charges and preferred stock dividends (c)	3.0	2.9	2.4	2.5	2.6

(a)	Net income excludes minority interest, discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.